UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________________

Commission File Number: 1-32227

A. Full title of the plan and address of the plan, if different from that of the issuer named below.

CABELA’S INCORPORATED 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Cabela’s Incorporated
One Cabela Drive
Sidney, NE 69160

CABELA’S INCORPORATED 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2005	8

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrator
Cabela’s Incorporated 401(k) Savings Plan
Sidney, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Cabela’s Incorporated 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 26, 2006

CABELA’S INCORPORATED 401(k) SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2005 AND 2004
	2005	2004

CASH AND CASH EQUIVALENTS	$769,017	$1,209,121

INVESTMENTS (Note 3)	151,104,958	146,372,135

RECEIVABLES:
Employer contribution	8,883,106	8,400,605
Participant contributions	-	151,369
Total receivables	8,883,106	8,551,974

NET ASSETS AVAILABLE FOR BENEFITS	$160,757,081	$156,133,230

See accompanying notes to the financial statements.

CABELA’S INCORPORATED 401(k) SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

ADDITIONS:	2005	2004
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments (Note 3)	$(6,988,480)	$24,904,174
Interest and dividends	4,991,782	3,548,357
	(1,996,698)	28,452,531

Contributions:
Employer	8,883,106	8,961,185
Participants	7,691,783	6,978,386
Rollovers	545,800	1,382,379
Total contributions	17,120,689	17,321,950

Plan merger (Note 7)	-	39,179,672

Total additions	15,123,991	84,954,153

DEDUCTIONS:
Benefits paid to participants	10,139,352	5,389,212
Administrative expenses	360,788	367,684
Total deductions	10,500,140	5,756,896

NET INCREASE	4,623,851	79,197,257

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	156,133,230	76,935,973

End of year	$160,757,081	$156,133,230

See accompanying notes to the financial statements.

CABELA’S INCORPORATED 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEARS THEN ENDED

1.	DESCRIPTION OF PLAN

The following description of the Cabela’s Incorporated 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees of Cabela’s Incorporated (the “Company”) and its subsidiaries, except excluded employees as specified by the Plan. Employees are eligible to participate upon hire and eligible for various mandatory and discretionary matching contributions when they have completed one year of service, worked at least 1,000 hours, and are age eighteen or older. The Charles Schwab Trust Company (“Charles Schwab”) serves as the trustee of the Plan, while Milliman, Inc. serves as the Plan record keeper. During 2005, the Plan switched custodians from Fidelity Investments to Charles Schwab. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Cash and Cash Equivalents - The Company considers all highly liquid assets with a maturity of three months or less to be cash equivalents.

Contributions - Each year, participants may elect to contribute up to 80% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. For the years ended December 31, 2005 and 2004, the Company contributed 50 percent of the first six percent of compensation that a participant contributed to the Plan. Effective January 1, 2006, the Company will contribute 100 percent of the first six percent of compensation that a participant contributes to the Plan. A participant earns the Company’s matching contribution for a particular year so long as the participant is an employee of the Company on the last day of that year. Additional profit sharing contributions may be contributed at the option of the Company’s Board of Directors. For the years ended December 31, 2005 and 2004, the employer elected to make a discretionary contribution of 12.5% of eligible compensation to non-highly compensated participants (as defined).

Investments - Participants direct the investment of their contributions, the Company matching contributions, and the Company profit sharing contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, a common collective trust, and the Company’s common stock as investment options for participants.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions, (b) Plan earnings, and (c) forfeitures of terminated participants’ nonvested accounts, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances (as defined). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary profit-sharing contribution portion of their accounts is based on years of service. A participant is 100% vested after six years of credited service. Participants also become fully vested upon attainment of age 65 or termination of employment because of death or disability.

Payment of Benefits - On termination of service due to death, disability, retirement, or for other reasons a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the vested interest in the participant’s account. The Plan also allows a pre-retirement distribution option for participants age 60 or over, as stipulated in the Plan.

Forfeitures - At December 31, 2005 and 2004, forfeited non-vested accounts totaled $149,104 and $146,300, respectively. Company matching contribution forfeitures will be allocated as an additional Company matching contribution. Company matching contribution forfeitures and profit sharing contribution forfeitures will be allocated to eligible employees in the ratio that each participant’s compensation bears to total compensation.

Reclassifications - Certain amounts in the accompanying financial statements and the notes have been reclassified to conform to current year presentation. The reclassifications related to the presentation of Plan expenses and were immaterial to the overall presentation of the financial statements.

2.	Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, a common collective trust, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices. The common collective trust is valued at estimated fair value as determined by the trustee based on the fair value of the underlying assets. The Cabela’s Incorporated Unitized Stock Fund is valued at its year-end unit price (comprised of year-end market price of Cabela’s Incorporated Common Stock plus uninvested cash position).

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Administrative Costs - The Plan’s participants pay certain administrative costs for the Plan. Such expenses include any expenses incident to the functioning of the Plan, including, but not limited to, fees of counsel, investment managers, accountants, agents, and other costs of administering the Plan.

Payment of Benefits - Benefits are recorded upon distribution.

3.	INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2005	2004

Investments at Fair Value as Determined by
Quoted Market Prices:
Cabela’s Incorporated Common Stock	$1,251,956	$43,517,288
Fidelity Investments:
Fidelity Spartan U.S. Equity Index Fund	*	15,279,668
Dreyfus Funds:
Dreyfus Premier New Leaders Fund CL A	*	8,243,828
Oakmark Funds:
Oakmark International Fund	22,359,183	17,866,179
Franklin Templeton Investments:
Franklin Capital Growth Fund CL A	*	13,996,980
Dodge and Cox Funds:
Dodge and Cox Balanced Fund	11,234,874	9,735,188
Dodge and Cox Stock Fund	8,935,980	6,593,132
PIMCO Funds:
PIMCO Total Return Fund Administrative Shares	18,204,962	16,690,245
Vanguard Funds:
Vanguard 500 Index Fund Admiral Shares	17,567,037	*
Allianz Funds:
Allianz CCM Mid Cap Fund Instl	10,693,363	*
American Funds:
Growth Fund of America R4	15,065,000	*
Other	13,139,810	14,449,627

Investments at Estimated Fair Value:
Cabela's Incorporated Unitized Stock Fund	27,497,189	*
Gartmore Funds:
Gartmore Morley Stable Value Fund Service CL IV	5,155,604	*

	$151,104,958	$146,372,135
* Not an investment option in year presented.

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2005	2004
Net change in fair value:
Investments at fair value as determined by quoted market prices or estimated fair value:
Cabela’s Incorporated Common Stock	$(9,770,341)	$18,397,342
Cabela’s Incorporated Unitized Stock Fund	(1,432,647)	-
Mutual Funds	4,214,508	6,506,832

Net appreciation (depreciation) in fair value of investments	$(6,988,480)	$24,904,174

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 75,419 and 1,838,270 shares of common stock of Cabela’s Incorporated, the sponsoring employer, at December 31, 2005 and 2004, respectively. For the year ended December 31, 2005, the Plan also held 2,891,701 units of the Cabela’s Incorporated Unitized Stock Fund. A unit is made up of Company stock and cash, which allows the stock to be traded on an automatic daily basis. The Cabela’s Incorporated Unitized Stock Fund is valued at its year-end unit price (comprised of year-end market price of Cabela’s Incorporated Common Stock plus uninvested cash position).

The Plan reimbursed total administrative expenses of $119,422 and $72,901 for the years ended December 31, 2005 and 2004, respectively, to Cabela’s Incorporated for expenses related to the Plan.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their employer contributions.

6.	PLAN TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 2, 2005, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and that the Plan and the related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	PLAN MERGER

Effective March 1, 2004, the Company amended the Plan to merge the Cabela’s, Inc. Employee Stock Ownership Plan and Trust into the Plan. At this date, all assets of the Cabela’s, Inc. Employee Stock Ownership Plan and Trust were transferred into the Plan and the Cabela’s, Inc. Employee Stock Ownership Plan and Trust was dissolved.

CABELA’S INCORPORATED 401(k) SAVINGS PLAN SUPPLEMENTAL SCHEDULE FORM 5500 SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

Column B	Column C	Column E

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value

*Cabela’s Incorporated	Common Stock - 75,419 shares	$1,251,956

	Unitized Stock Fund - 2,891,701 units	27,497,189

Oakmark Funds	Oakmark International Fund - 992,859 shares	22,359,183

PIMCO Funds	PIMCO Total Return Fund Administrative Shares - 1,733,805 shares	18,204,962

Vanguard Funds	Vanguard 500 Index Fund Admiral Shares - 152,863 shares	17,567,037

American Funds	Growth Fund of America R4 - 491,037 shares	15,065,000

Dodge and Cox Funds	Dodge and Cox Balanced Fund - 138,122 shares	11,234,874

Allianz Funds	Allianz CCM Mid Cap Fund Instl - 389,700 shares	10,693,363

Dodge and Cox Funds	Dodge and Cox Stock Fund - 65,122 shares	8,935,980

Royce Funds	Royce Total Return Fund - 466,458 shares	5,877,372

Gartmore Funds	Gartmore Morley Stable Value Fund Service CL IV - 262,518 shares	5,154,906

Marshall Funds	Marshall Mid-Cap Value Fund - 352,709 shares	5,149,546

T. Rowe Price Funds	T. Rowe Price New Horizons Fund - 66,591 shares	2,113,590

		$151,104,958

* Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CABELA’S INCORPORATED 401(K) SAVINGS PLAN

	By:	Cabela’s Incorporated, Administrator

Date: June 27, 2006	By:	/s/ Ralph W. Castner
Ralph W. Castner
Vice President and Chief Financial Officer